UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

National CineMedia, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

635309107

Joseph Mause

Standard General L.P.

767 Fifth Avenue, 12th Floor

New York, NY 10153

Tel. No.: 212-257-4701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,076,601

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,076,601

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,076,601

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 21.4%

14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,076,601

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,076,601

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,076,601

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 21.4%

14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment No. 6 to Schedule 13D (this “Amendment”) relates to Common Stock, par value $0.01 per share (the “Common Stock”), of National CineMedia Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Initial Schedule 13D”) that was originally filed on January 26, 2018 and amended on March 20, 2018, June 4, 2018, September 14, 2018, August 28, 2019, and November 27, 2019 (as amended by this Amendment, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used therein but not defined herein shall have the same meanings as in the Schedule 13D.

This Amendment is being filed to amend and supplement Item 5 of the Schedule 13D as set forth below.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-13 of the cover pages and Item 2 above.

(c) The Reporting Persons did not effect any transactions in shares of the Issuer’s Common Stock during the sixty day period prior to the filing of this Schedule 13D, except as follows:

Transaction	Date	No. Shares	Purchase Price Per Share
Open Market Purchase	3/19/2020	40,000	$2.8074
Open Market Purchase	3/19/2020	113,066	$2.9976
Open Market Purchase	3/19/2020	446,180	$2.2887
Open Market Purchase	3/20/2020	174,916	$2.7877
Open Market Purchase	3/20/2020	250,926	$2.8426
Open Market Purchase	3/20/2020	41,559	$2.6957
Open Market Purchase	3/23/2020	50,000	$2.7880
Open Market Purchase	3/23/2020	144,412	$2.7669
Open Market Purchase	3/23/2020	42,152	$2.7887

The percentage calculations herein are based upon the statement in the Issuer's Annual Report on Form 10-K for the year ended December 26, 2019, as filed with the Securities and Exchange Commission on February 20, 2020, that there were 79,751,489 outstanding shares of Common Stock of the Issuer as of February 18, 2020.

The Reporting Persons no longer report beneficial ownership of shares owned by a wholly-owned subsidiary of Standard Diversified Inc. , as they no longer have direct or indirect voting or investment control with respect to such shares.

(d) Not applicable.

(e) Not applicable.

[Signature page to follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2020

STANDARD GENERAL L.P.

	By:	/s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

SOOHYUNG KIM

	By:	/s/ Soohyung Kim
Soohyung Kim

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